   ==========================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                                  -----------

                                LOOKSMART, LTD.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                  -----------

          Options to Purchase Common Stock, Par Value $.001 Per Share,
                  Having an Exercise Price of More Than $2.50
                         (Title of Class of Securities)

                                  -----------

                                  543442 10 7
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  -----------

                            Martin E. Roberts, Esq.
                             Erik F. Riegler, Esq.
                                LookSmart, Ltd.
                               625 Second Street
                        San Francisco, California 94107
                                 (415) 348-7000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                            Gregory J. Conklin, Esq.
                          Gibson, Dunn & Crutcher LLP
                             One Montgomery Street
                            San Francisco, CA 94104
                                 (415) 393-8200

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                            Introductory Statement

         This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 20, 2001, as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on March 14, 2001 and Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on March 16, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price of more than $2.50 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated February 20, 2001, as amended, and the related cover letter and attached Summary Term Sheet (the "Offer").

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended to add the following sentences:

         The Offer expired on March 20, 2001. We have accepted for cancellation options to purchase 7,213,599 shares of LookSmart common stock. We will issue new options to purchase 5,410,864 shares of LookSmart common stock in exchange for the options surrendered in the Offer.

Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and restated as follows so as to add as Exhibits (a)(9), (a) (10) and (a)(11) three supplemental notices which the Company sent to option holders regarding the closing date of the Offer.

         (a)(1) *Offer to Exchange, dated February 20, 2001 as amended.

         (2)    *Form of Election Form.

         (3) *Form of Cover Letter to Eligible Option Holders and Summary of Terms.

         (4)    *Form of Change in Election Form from Accept to Reject.

         (5)    *Form of Change in Election Form from Reject to Accept.

         (6) LookSmart, Ltd. Definitive Proxy Statement for its 2000 annual meeting of stockholders, filed with the SEC on April 28, 2000 and incorporated herein by reference.

         (7) LookSmart, Ltd. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 16, 2001 and incorporated herein by reference.

         (8) *Form of Notice to Eligible Option Holders Informing them of the Waiver of a Condition to the Offer, the Opening of the Offer to Options to Purchase 500,000 Shares of Common Stock at $39.00 per Share, and the anticipated filing of the Annual Report on Form 10-K.

         (9) Form of First Notice to Eligible Option Holders Regarding the Closing Date of the Offer.

         (10) Form of Final Notice to Eligible Option Holders in San Francisco Office Regarding the Closing Date of the Offer.

         (11) Form of Final Notice to Eligible Option Holders Outside the San Francisco Office Regarding the Closing Date of the Offer.

         (b)    Not applicable.

         (d)(1) LookSmart, Ltd. Amended and Restated 1998 Stock Plan. Filed as
                Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-80581), filed with the Securities and Exchange Commission on June 14, 1999 and incorporated herein by reference.

         (2) *Form of New Option Agreement Pursuant to the LookSmart, Ltd. Amended and Restated 1998 Stock Plan.

         (e)    Not applicable.

         (f)    Not applicable.

         ______________________

         *Previously Filed

         SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                            LOOKSMART, LTD.



                                            /s/ Evan Thornley
                                            ------------------------
                                            Evan Thornley
                                            Chief Executive Officer

Date:  March 22, 2001

                               INDEX TO EXHIBITS

     Exhibit
     Number                       Description
     -------                      -----------

     (a)(9) Form of First Notice to Eligible Option Holders Regarding the Closing Date of the Offer.

     (a)(10) Form of Final Notice to Eligible Option Holders in San Francisco Office Regarding the Closing Date of the Offer.

     (a)(11) Form of Final Notice to Eligible Option Holders Outside the San Francisco Office Regarding the Closing Date of the Offer.